SECURITIES AND EXCHANGE COMMISSION
            Washington, DC 20549

                 Amendment 1 to
                    FORM 10SB

General Form for Registration of Securities of Small Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      Gaming Venture Corp., U.S.A.
                 (Exact name of Small Business Issuer
                            in its charter)

  Nevada                            86-0883289
 (State or other jurisdiction      (I.R.S. Employer
of incorporation or organization)  Identification
                                      number)

   801 Pascack Road
     Paramus, NJ                           07652
(Address of principal executive offices) (Zip Code)

Registrant's Telephone number, including area code:
(201) 599-8484


Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value


Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, Gaming Venture's growth strategies, and anticipated trends in Gaming Venture's business and demographics. These forward-looking statements are based largely on Gaming Venture's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond Gaming Venture's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

Gaming Venture was incorporated on July 30, 1997 under the name Gaming Venture West, Inc. in the state of Nevada as a wholly owned subsidiary of Casino Journal Publishing Group, Inc., formerly Gaming Venture Corp., U.S.A. On April 3, 1998, Casino Journal Publishing Group, Inc. and its combined affiliates merged with Gaming Venture Corp., U.S.A., a
Nevada corporation.   Casino Journal and its combined affiliates became
wholly owned subsidiaries of Gaming Venture, the legal acquiror.   As
the shareholders of Casino Journal and its combined affiliated acquired 65% of Gaming Venture's outstanding voting shares, the merger was accounted for as a reverse acquisition of Gaming Venture by Casino
Journal, the accounting acquiror in the transaction.   Simultaneous
with the acquisition, Gaming Venture Corp., U.S.A. changed its name to Casino Journal Publishing Group while the Gaming Venture's West, Inc. subsidiary changed its name to Gaming Venture Corp., U.S.A. The current operations of Gaming Venture (formerly Gaming Venture West, Inc.) were conducted by Gaming Venture Corp. U.S.A. prior to the 1998 merger with Casino Journal in 1998.

On January 3, 2003, the Board of Directors of Casino Journal approved the spin-off of one of its subsidiaries, Gaming Venture Corp., U.S.A., (previously Gaming Venture's West, Inc.) as a separate company.
Casino Journal will provide its shareholders one share of Gaming Venture for every three shares of Casino Journal owned as of the record
date, April 1, 2003.  No fractional shares will be issued.   The
fractional shares will be rounded down with no cash out.   The decision
to spin-off Gaming Venture was primarily due to Casino Journal's change
to a consumer oriented publishing company.   In January 2001, Casino
Journal sold its trade show and trade related publications to Gem
Communications.   Gem Communications did not have any desire to acquire
the publications from Gaming Venture due to the focus of these
newsletters being more on the financial end of the industry.   Gem
Communications did not have any personnel who had the knowledge to
publish the type of newsletters that Gaming Venture produces.   Gem
Communications also did not have an interest in acquiring newsletters
targeting the hotel industry.   Casino Journal did not attempt to sell
Gaming Venture's newsletter to any other third parties.   With the
completion of that sale, Casino Journal became primarily focused on its consumer publications, Casino Player and Strictly Slots magazines and its Classic Poker and Gaming Cruises division, all consumer related. Gaming Venture's business of daily, weekly and annual publications focusing on the financial and trade side of the gaming and lodging sectors along with its consulting operations has become non-core operations for Casino Journal and it was the board's view that Gaming Venture's growth has been constrained due to that.

The board of directors of Casino Journal believes that Gaming Venture's operation had become non-core primarily due to the fact that they
generate less than 3% of Casino Journal's total revenues.   Gaming
Venture's newsletters and consulting business were marketed through Casino Journal's trade magazine and trade shows, assets which were sold
to Gem Communications in 2001.   Mr. Woinski, Gaming Venture's chief
executive officer and president has also devoted most of his time to issues related to Casino Journal for the past 5 years, resulting in
declines in the revenue of Gaming Venture.   The board of directors of
Casino Journal believes that when Mr. Woinski has more time to devote to Gaming Venture, growth will accelerate at Gaming Venture again.

While Gaming Venture will face higher costs as a stand alone company, managment has already begun to cut general and administrative costs in preparation of the spin-off with management salaries, as shown by the
pro-forma statements, expected to be lower.   Management feels that
Gaming Venture's cash and proceeds from the sale of marketable securities, a ramp up in increased business and lower general and administrative expenses will be enough to offset the increased costs faced as a separate public company.

There is not expected to be any material changes in Gaming Venture's
operations as a result of the spin-off.   Gaming Venture's publications
were not cross marketed after the sale of Casino Journal's trade
assets.   Gaming Venture has been marketing their publications through direct mail, e-mail promotions and through word of mouth without any assistance from Casino Journal for the past two years.

Gaming Venture's Information Center division covers all types of gaming
and lodging news and information.   Information concerning all aspects
of the gaming industry is provided including riverboat and land based gaming, lotteries, pari-mutuels, charitable gaming, Internet gaming and Native American Gaming. For the lodging industry, information concerning new hotel openings, purchases and sales of existing hotels, mergers and acquisitions and executive changes are given. The division's publication's include the Gaming Industry Weekly Report, the Gaming Industry Daily Report, The Daily Lodging Report -- North America and Daily Lodging Report -- Asia Pacific newsletters, financially oriented newsletters serving investors and executives of the gaming and lodging hospitality industries. Gaming Venture also publishes the annual Gaming Sector....Yesterday, Today and Tomorrow report and provides consulting and advisory services to both public and privately
held companies involved in the gaming and hospitality industries.   The
consulting services include information services described above, day to day operations of gaming and hospitality enterprises and consulting investor relations and corporate communications for gaming enterprises.

The Gaming Industry Weekly Report

The Gaming Industry Weekly Report is a five page weekly newsletter that gives analysis and summaries on the events that occurred in the gaming
industry each week.   The newsletter is faxed and e-mailed each Friday
as well as US mailed for Monday delivery.   The newsletter focuses on
events that affect investors and executives to the Gaming Industry and includes a yearly Portfolio of gaming stocks as well as Insider Transactions, news and analysis. The publication was first produced in 1992 and is the oldest newsletter in the United States that focuses solely on the gaming stocks and the news and events surrounding the industry.

The Gaming Industry Daily Report

The Gaming Industry Daily Report is a daily, one page newsletter which
is faxed or e-mailed each evening to subscribers.    The gaming
newsletter is geared towards the executive or investor who wants the
information quickly.   Each day the newsletter recaps the events and
stock price movements that occurred as related to the gaming industry. This publication was launched in August of 1995 and was the first Daily publication focusing on the gaming industry.

The Gaming Sector...Yesterday, Today and Tomorrow

The Gaming Sector...Yesterday, Today and Tomorrow is an annual report
produced by Gaming Venture.   Each year in December, Gaming Venture
produces this report, which is given complimentary to existing subscribers of The Gaming Industry Weekly and Daily Reports, and sold
to the general public.    The Gaming Sector...Yesterday, Today and
Tomorrow, first produced in 1993, is approximately 40 pages and gives a state by state rundown of the events and activities in the gaming
industry.   The publication gives a recap of the events that occurred
in the industry along with predictions of what could happen in the
future.   The publication also includes a section on publicly traded gaming companies, usually featuring 20 companies.

The Daily Lodging Report North America and Daily Lodging Report - Asia
Pacific

The Daily Lodging Report - North America and Daily Lodging Report Asia
Pacific were produced in an alliance with HVS International.   Produced
in the same format as The Gaming Industry Daily Report, the one page newsletter is faxed and e-mailed each day to investors and executives
involved in the hotel and lodging industry.   Each day the newsletter
recaps the events and stock price movements that occurred as related to
the lodging and hotel industry.   Like with the Gaming Industry Daily
Report, the Daily Lodging Report - North America was the first Daily publication launched that was geared towards the hotel and lodging
industry.   The Daily Lodging Report - North America was launched in
October 1997 in partnership with Hotels Magazine and HVS International.
Hotels Magazine left the partnership in 1998.   HVS International
remains as an affiliate of the Daily Lodging Report - North America, heading the marketing of the newsletter.

Gaming Venture plans to introduce additional Daily, Weekly, and annual financially oriented newsletters for other industries in the future
through joint ventures.   Gaming Venture also plans to expand existing
publications into other areas around the world or other segments of the
lodging and gaming industries.   Gaming Venture began distribution of
The Daily Lodging Report - Asia Pacific in February 2000 in a venture with HVS International and Hotel Asia Pacific Magazine. Hotel Asia
Pacific Magazine left the venture in February of 2001.   In 2002,
Gaming Venture assumed complete control of the Daily Lodging Report -
Asia Pacific.   Gaming Venture is exploring the launch of other Daily
Lodging Reports for other regional markets around the world.

Consulting Services

Gaming Venture also acts as a consultant to various companies in the
gaming industry.   In the past, Gaming Venture has consulted in the
areas of business consulting, mergers and acquisitions, investor relations, financing and marketing for gaming companies who were both
public and private.   Gaming Venture plans to expand the consulting
business into other areas with the lodging industry being the first, either on their own or in a joint venture with other consulting companies.

Gaming Venture's consulting business is primarily generated by the awareness provided by Gaming Venture's publications, direct solicitation, referrals from existing clients and word of mouth. Gaming Venture's CEO has appeared on CNBC, local news programs and
various newspaper and media publications around the world.   Gaming
Venture utilizes that publicity to further the publishing and consulting business.

Gaming Venture intends to expand the information center to include additional daily and weekly publications for the gaming and lodging
industries and also in additional industries.   Gaming Venture
continues to explore the opportunity to develop full blown gaming and lodging Central Information Centers on the Internet either on its own or in joint ventures with other media or consulting firms.

- - -Gaming Venture's products allow for a way for investors and executives to get all the daily and weekly information in one place, rather than having to spend hours searching for it. Gaming Venture's information services are targeted at industry personnel - - -and investors in the industry.

The information provided by Gaming Venture includes reporting and analysis of news releases by gaming and lodging companies, Dow Jones Federal Filings, Reuters, Bloomberg and other wire service reports, analyst reports and newspaper clippings from around the world.
Excerpts from reports filed with the Securities and Exchange Commission such as Form 10-K's, 10-Q's and 8-K's and insider transactions are also included.

Gaming Venture, in the past, has been able to handle 4 to 5 long-term consulting contracts at a time along with some additional special situation projects, such as feasibility studies on casino projects. Gaming Venture will hire additional employees as business conditions
dictate.   Gaming Venture also has the option of subcontracting out
certain aspects of consulting, such as media release writing and distribution.

Expansion.   If Gaming Venture begins publication of an additional
newsletter, Gaming Venture markets it to existing subscribers, its existing database and, if the newsletter is about a new industry, Gaming Venture will initially partner up with a company in that
industry, usually a consulting company.   Gaming Venture usually splits
the profits from the publication with the partner or partners for a period of time which is usually decided on beforehand.

The initial cost is normally minimal and, in the past, has been borne
by the partner, as part of their percentage of the profits.   Gaming
Venture markets the new publication to existing subscribers and through
their database, mainly through e-mail.   Every precaution is taken to
keep costs low on the start up.

If a new newsletter is produced and it is an offshoot of an existing publication, such as when the Gaming Industry Daily Report followed the Gaming Industry Weekly Report or the Daily Lodging Report - Asia Pacific followed the Daily Lodging Report - North America, Gaming Venture gives trial subscriptions to existing subscribers, usually 2
weeks to 1 month, and then solicits paid subscriptions.   In the case
of a new publications in new industries, Gaming Venture produces a few issues of the new newsletter and the marketing partner then solicits
its database to generate subscriptions.   The market period is usually
30 days in which no issues are further produced.   After that period is
over, the actual continuous production of the newsletters begin while marketing continues.

Consulting expansion is primarily generated through direct
solicitation.   Gaming Venture's management has not solicited
consulting business for the past three years due to Mr. Woinski's focus
on his other duties at Casino Journal.   Consulting expansion into the
lodging industry is expected to occur by working with existing consulting and advisory companies specializing in that industry.

There has been no change in the current expansion plans as management has been focused on the completion of the spin-off of Gaming Venture. Preliminary conversations have been held with a consulting company in the lodging industry and a pubic relations firm, specializing in the
lodging industry about working together in the future.   Our expansion
plans will be funded initially from cash on hand as costs are expected to be minimal.

Distribution

Gaming Venture newsletters are mailed, faxed or E-mailed to its subscribers.

Marketing, Advertisement & Fees

Gaming Venture's markets their products and services through either direct mail and e-mail, direct solicitation, marketing by other gaming related publications and by utilizing each product and service to generate business through other products and services. Gaming Venture cross markets publications by offering combo plans. A subscriber to the Gaming Industry Weekly Report is offered a very attractive rate to
add on other publications from Gaming Venture.   At the same time, the
sale, each year, of the annual Gaming Sector...Yesterday, Today and Tomorrow report also includes free trial subscriptions to Gaming Venture's other publications with follow up solicitation for subscriptions.

Gaming Venture's newsletters are cross-marketed and sold through ads over the Internet and in other print publications, by its staff at conventions and direct mail.

None of the newsletters carry advertisements and all revenues are
derived from subscriptions.   Annual subscription rates for Gaming
Venture's newsletters range from $75 to $530, depending on the specific
newsletter.   The Gaming Industry Weekly Report charges $75 for 13
weeks and $250 for 52 weeks by Mail or E-mail and $125 for 13 weeks and
$400 for 52 weeks by fax.   The Gaming Industry Daily Report charges
$79 for 13 weeks by fax or e-mail and $270 for 52 weeks.   A gaming
combo plan is offered at $110 for 13 weeks by E-mail and $169 by Fax
and $350 and $530 for 52 weeks by email and fax respectively.   The
Daily Lodging Report - North America and Daily Lodging Report - Asia
Pacific are each $175 for 6 months by E-mail and $295 for one year.   A
Lodging Combo Plan is $300 for 6 months and $500 for one year.   The
Gaming Sector. . .Yesterday, Today and Tomorrow Report is sold for
$49.95.   Consulting services range from $1,000 per month to $5,000 per month depending on what type of services are required and the duration
of the contract.   Consulting contracts occasionally include options or
common stock granted as part of or all of the compensation.

Combo packages and prices:

13-week Gaming Industry Daily Report
   and Gaming Industry Weekly Report subscriptions     $169

26-week Gaming Industry Daily Report
   and Gaming Industry Weekly Report subscriptions     $340
52-week Gaming Industry Daily Report
   and Gaming Industry Weekly Report subscriptions     $530

26-week Daily Lodging Report-NA and
   Daily Lodging Report-AP                             $350
52-week Daily Lodging Report-NA and
   Daily Lodging Report-AP                             $500

Super Combo Plan - Gaming Daily and Weekly, Lodging-NA Daily
26-weeks          $450
12 months         $650

The majority of the gaming subscriptions are 26-week combo plans and the majority of lodging subscriptions are for a 1 year Daily Lodging Report - North America for $295.

The Gaming Industry Daily Report is sent to approximately 450 unique recipients although there are 40 corporate subscriptions which are then
transferred to an average of about 35 people each.   The Gaming
Industry Weekly Report is sent to approximately 320 unique recipients,
including the 40 corporate subscriptions.   75% of the gaming
newsletter subscribers, including all the corporate subscriptions, are
for the combo plan of both publications.   Actual readership circultion
is substantially higher.   The Daily Lodging Report - North American is
sent to 395 unique recipients each day including 60 corporate
subscriptions.   The Daily Lodging Report - Asia Pacific is sent to 150
unique recipients with 12 corporate subscriptions.   The corporate
subscriptions are then transferred to an average of about 45 people each.

Two to four times a year, Gaming Venture offers special promotional rates to past subscribers in a bid to get them to renew their
subsciptions.   Not more than 1% of the subscribers receive a
discounted price.

Competition

In regard to our newsletters, Gaming Venture has experienced minimal
direct competition.   One other daily gaming newsletter, the Gaming
Morning Report, was started a couple of years ago by a long time
subscriber to our newsletters.   There is also one other gaming weekly
newsletter, the National Gaming Summary, which was formerly owned by Casino Journal Publishing Group and was sold to Gem Communications in
January of 2001.   These are the only two gaming publications that we
are aware of which can be considered direct competition as they both
charge for subscriptions.   In terms of the lodging newsletters, Gaming
Venture has no competition that we are aware of.

Certain investment banking firms and also some hotel magazine companies
do send out e-mail daily, weekly and monthly news bulletins.   Some are
just news clipping services, sending links to news stories on the gaming and lodging industries while others focus on certain companies
or certain events.   These bulletins are sent free to charge to their
clients or magazine subscribers but could be considered competition as there is an overlap with some information.

There is no assurance that Gaming Venture will continue to compete successfully with other established gaming and lodging news enterprises, many who are part of much larger companies with greater
resources.   Gaming Venture shall compete on the basis of quality and
on public taste in addition to a price basis.   Inability to compete
successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Employees

As of December 31, 2002, Gaming Venture had 2 full-time employees, Alan
Woinski and Kim Santangelo-Woinski, current officers.    The
newsletters are written, produced and distributed by these employees. The Gaming Reports are marketed by Gaming Venture directly and through other non-competing publications where the officers submit articles or
have some sort of relationship.   The Daily Lodging Report - North
America is marketed by their partner.   The consulting business is
conducted by the two officers - - -.

In the event that the editor of Gaming Venture's publications submits an article or speaks at a trade show or conference, there is no payment given. The editor is identified as the editor of Gaming Industry
Weekly Report, Daily Lodging Report, etc.   If it is an article, the
phone number or a web link is usually included in the description.   At
a conference, the editor is usually allowed to have Gaming Venture's newsletters and/or subscription order forms given out to attendees.


Item 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

Trends and Uncertainties. Demand for Gaming Venture's future products and services will be dependent on, among other things, market acceptance of Gaming Venture's concept, our proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of our activities are the revenues generating from the sale of our newsletters, Gaming Venture 's business operations may be adversely affected by competitors and prolonged recessionary periods.

On April 3, 1998, Casino Journal Publishing Group, Inc. and its combined affiliates merged with Gaming Venture Corp., U.S.A., a Nevada
corporation.   Casino Journal and its combined affiliates became wholly
owned subsidiaries of Gaming Venture, the legal acquiror.   As the
shareholders of Casino Journal and its combined affiliated acquired 65% of Gaming's outstanding voting shares, the merger was accounted for as a reverse acquisition of Gaming Venture by Casino Journal, the
accounting acquiror in the transaction.   Simultaneous with the
acquisition, Gaming Venture Corp., U.S.A. changed its name to Casino Journal Publishing Group while the Gaming Venture's West, Inc. subsidiary changed its name to Gaming Venture Corp., U.S.A.

On January 3, 2003, the Board of Directors of Casino Journal approved the spin-off of one of its subsidiaries, Gaming Venture Corp., U.S.A.,
as a separate company.   Casino Journal will provide its shareholders 1
share of Gaming Venture for every 3 shares of Casino Journal owned as
of the record date.   No fractional shares will be issued.

Gaming Venture has incurred accumulated losses of $559,058 through December 31, 2002. It also has annual operating costs of approximately $467,000 to $500,000 and no significant sources of revenues to mitigate these operating losses. Gaming Venture plans to increase revenues by increased newsletter sales, new newsletters catered to different hospitality industries such as restaurants and timeshare, and additional regional newsletters for the lodging industry.
Historically, Gaming Venture launched a new publication every two years, resulting in a 20% increase in revenue. The last new publication launched was the Daily Lodging Report - Asia Pacific in February 2000.

Gaming Venture also plans to expand the consulting business to the lodging industry along with expansion of gaming clients. Management is in discussions with other hotel consulting companies to partner up with them on contracts. Gaming Venture would provide investor communication services to the hotel companies and assist on financial consulting and would split the retainer fee with the other consulting firms. Management has held very preliminary discussions with certain hotel consulting companies and public relations firm with hotel company
clients.   The discussions have been general on possibly working
together in the future on some mutual clients.   There has been no
further progress on this as management has been focusing on existing operations and completion of the spin-off.

Capital and Source of Liquidity.   For the year ended December 31,
2002, Gaming Venture acquired property and equipment of $3,221. Additionally, Gaming Venture received proceeds from the sale of marketable securities of $138,710 and collections of monies due from
affiliates of $159,587.   As a result, Gaming Venture had net cash
provided by investing activities of $295,076.

For the year ended December 31, 2001, Gaming Venture acquired property and equipment of $7,722. Additionally, Gaming Venture received proceeds from the sale of marketable securities of $65,562 and
collection of monies due from affiliates of $215,448.   As a result,
Gaming Venture had net cash provided by investing activities of $273,288.

For the years ended December 31, 2002 and 2001, Gaming Venture did not have any financing activities.

Results of Operations.    For the year ended December 31, 2002, Gaming
Venture had revenues from subscriptions of $162,620, consulting of $49,100 and other revenue of $2,349 with costs of revenues of $136,762. Gross profit for the year ended December 31, 2002 were $77,307.

For the year ended December 31, 2002, on a pro forma basis assuming completion of the spin-off, Gaming Venture had pro forma adjusted revenues of $214,069 and costs of revenues of $53,262 resulting in a gross profit of $160,807.

For the year ended December 31, 2002, Gaming Venture had general and administrative expenses of $248,007 on a pro forma adjusted basis. These general and administrative expenses consisted of $50,000 in officer's salaries, $20,000 in office salaries, $59,421 in professional fees, $24,412 in rent expense and the remaining selling, general and administrative expenses of $94,174.

For the year ended December 31, 2002, Gaming Venture realized a gain on
marketable securities of $85,670.   Approximately 1.6% of the cash flow
from the sale of marketable securities is attributable to the sale of securities received in lieu of cash compensation for consulting.

For the year ended December 31, 2001, Gaming Venture had revenues from subscriptions of $184,941, consulting of $54,200 and other of $420 with
costs of revenues of $128,307.   Gross profit for the year ended
December 31, 2001 was $111,254.

General and administrative expenses for the year ended December 31, 2001 were $382,925 and consisted of $100,000 in officer's salaries, $22,750 in office salaries, $45,240 in professional fees, $22,042 in rent expense and the remaining selling, general and administrative of $192,893.

For the year ended December 31, 2001, marketable securities permanently declined in value by $882,500 and the realized loss on marketable securities was $44,840.

The decrease in subscriptions revenue of newsletters circulation of approximately $22,000 and consulting revenue of approximately $5,000 during the year ended December 31, 2002 was mainly due to the events of September 11, 2001. The cost of revenues primarily consisted of payroll, payroll taxes, employees' benefit and telephone expense. Portions of the payroll, payroll taxes, employee benefit and telephone expense were allocated to cost of revenues based on the percentage of time spent by the employee in connection with generating revenues for
2002 and 2001.   The general and administrative expense for 2002 and
2001 consisted of mainly salaries and related expenses, rent, investor relation expense and professional fees.

Our sources of short-term liquidity include cash on hand, existing revenues from operations and the sale of marketable securities.
Gaming Venture does not anticipate any effects on liquidity in the short-term if there are material declines in the value of securities held for sale or trading as Gaming Venture has sufficient cash on hand for operations.

On a long-term basis, Gaming Venture's liquidity is dependent on increased revenue generation since costs are expected to rise over time due to increased employee costs and inflation.

Controls and Procedures.   The chief executive officer and the chief
financial officer of Gaming Venture have made an evaluation of the disclosure controls and procedures relating to the financial statements of Gaming Venture on Form 10SB for the years ended December 31, 2002 and 2001 as filed with the Securities and Exchange Commission and have judged such controls and procedures to be effective as of December 31, 2002 and 2001 (the evaluation date).

There have not been any significant changes in the internal controls of Gaming Venture or other factors that could significantly affect internal controls relating to Gaming Venture since the evaluation date.

Critical Accounting Policies.
    Revenue Recognition
Gaming Venture has two types of revenues, subscription revenue on newsletters for gaming and lodging industries and consulting income on gaming related business. Gaming Venture recognizes the revenue from newsletter subscriptions when they are delivered to subscribers. Any unfilled subscriptions are accounted for as deferred revenues. Consulting revenue is recognized when services are rendered for either cash or marketable securities. Any cash or marketable securities received for services that have not yet performed are deferred. Marketable securities received are valued at the quoted market price on the applicable securities exchange on the date consulting contracts are signed. Gaming Venture retains all rights and title of the securities received.

    Investment in Available for Sale Securities
Gaming Venture accounts for the marketable securities as available for sale securities in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. Gaming Venture acquires its securities for cash or for consulting services rendered. Gaming Venture does not intend to trade its securities with the objective of generating profits based on short-term differences in price, but sells the securities to generate cash for operations.

ITEM 3.  DESCRIPTION OF PROPERTY.

Gaming Venture rents an office facility from Lucky Management Corp., a company considered controlled by Alan Woinski, an officer pursuant to a five-year lease which began on January 1, 2001. The office facility is located at 801 Pascack Road, Paramus, NJ 07652. Telephone number 201-599-
8484.   Total related party rent expense was $24,412 and $22,042 for the years ended December 31, 2002 and 2001, respectively.

Approximate future minimum lease payments at December 31, 2002 under this lease with a related party are as follows:

Year Ending
December 31,
-------------
2003                      $24,000
2004                       24,000
2005                       24,000
                          -------
                          $72,000
                          =======

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Assuming successful completion of the spin-off from Casino Journal,
there will be 2,187,142 common shares outstanding.   The following
tabulates holdings of shares and other securities of Gaming Venture by each person who, subject to the above, at the date of this prospectus, holds of record or is known by management to own beneficially more than 5.0% of the common shares and, in addition, by all directors and officers of Gaming Venture individually and as a group. - - -The following beneficial owner's shares of Gaming Venture have reflected the adjustment of one share of Gaming Venture for every three shares of Casino Journal Publishing Group with no fractional shares issued.

Shareholdings of beneficial owners at January 31, 2003 assuming the spin-off is completed:

Directors and Officers
                                                 Percentage of
                              Number & Class       Outstanding
       Name and Address       of Shares          Common Shares
Alan Woinski                    194,831 direct(2)    8.91%
PO Box 1396                      42,000 indirect     1.92%
Paramus, NJ 07653


Kim Woinski                       5,000 direct(1)     .23%
PO Box 1396                     231,831 indirect     10.6%
Paramus, NJ 07653

Lucky Management                 37,000(1)(2)        1.69%
PO Box 1396
Paramus, NJ 07653

Dan Rindos                       13,200               .6%
30 Nutmeg Drive
Trumbull, Connecticut 06611
Director

Derek James                           0                0%
5 Bryce's Court
Sicklerville, NJ 08081

5% or More Holders
Glenn Fine                      958,192             43.8%
5240 Southeastern
Las Vegas, NV 89119

Adam Fine                       210,305              9.6%
5240 Southeastern
Las Vegas, NV 89119

Lisa Robertson                  125,000              5.7%
5240 Southeastern
Las Vegas, NV 89119

Officers and Directors
  as a Group (4 persons)        250,031             11.43%

(1)Alan Woinski is deemed to be the beneficial owner of 37,000 common shares held by Lucky Management, a company controlled by Alan Woinski and 5,000 common shares owned by his wife, Kim Woinski.

(2)Kim Woinski is deemed to be the beneficial owner of 194,831 common shares held by Alan Woinski and 37,000 common shares held by Lucky Management.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors. The following persons listed below have been retained to provide services as directors. All holders of common stock will have the right to vote for directors of Gaming Venture. The board of directors has primary responsibility for adopting and reviewing implementation of the business plan of Gaming Venture, supervising the development business plan, and review of the officers' performance of specific business functions. The board is responsible for monitoring management, and from time to time, to revise the strategic and
operational plans of Gaming Venture.    Directors receive no cash
compensation or fees for their services rendered in such capacity. The directors will serve until the next annual meeting scheduled for the second quarter of 2004.

The Executive Officers and Directors are:

Name                     Position                 Term(s) of Office
Alan Woinski, age 38   President/Director         Inception to present
Kim Woinski, age 39    Vice President/Director    Inception to present
Derek James, age 46     Director                 January 2003 to present
Dan Rindos, age 52    Director                  January 2003 to present

Resumes.
Alan Woinski - Mr. Woinski is currently Chairman, CEO and President and a Director of Gaming Venture. Mr. Woinski has been President and CFO of Casino Journal Publishing Group, Inc., the parent company of Gaming Venture since April 3, 1998. Upon completion of the spinoff, Mr. Woinski will resign all his positions with Casino Journal but will
remain as a consultant for three years.   Mr. Woinski founded The
Gaming Industry Weekly Report in March 1992, The Gaming Industry Daily Report in August, 1996 and has been the editor since their inception. Mr. Woinski was Vice President of A & E Printing, Inc. from January 1988 to December 1994. From January 1995 to July 1995, Mr. Woinski was
President of A & E Printing, Inc., a commercial printing company.   As
Vice-President, Mr. Woinski was in charge of sales, marketing and production. As president, Mr. Woinski's duties were expanded to hiring and firing personnel, inventory control and overseeing all operations
of the company.    From December 1992 to August 1995, Mr. Woinski was
also President of Lucky Management Corp, an investment advisory firm that also held interests in other businesses including printing, real
estate, etc.   As president, Mr. Woinski handled all investment
advisory accounts including being the advisor to the Monitrend Gaming
and Leisure fund.    Mr. Woinski served as an advisor for the Monitrend
Gaming and Leisure Mutual Fund from October 1993 to December 1994 and was Portfolio Manager of the High Rollers Investment Partnership from
December 1992 to October 1993.   Duties as advisor and portfolio
manager included updates on the gaming industry including trend analysis, technical analysis on securities of companies in the gaming
industry, buy and sell recommendations, etc.   Mr. Woinski graduated
from Hofstra University in 1986.

Kim Santangelo-Woinski - Mrs. Woinski is currently Vice President and a director of Gaming Venture. Mrs. Woinski has been a director of Casino Journal Publishing Group, Inc., the parent company of Gaming Venture since April 3, 1998. Upon completion of the spinoff, Mrs.
Woinski will resign as a director of Casino Journal.   Mrs. Woinski was
Vice President of Lucky Management Corp., an investment advisory firm that also held interests in other businesses including printing, real
estate, etc. from December 1992 to August 1995.   Mrs. Woinski was vice
president in charge of all in-house accounting and customer relations as well as running the entire office including ordering supplies, equipment, etc. From January 1992 to January 1994, Mrs. Woinski worked as operations manager/personal assistant to the President of Tee Dee's,
Inc., a womens clothing manufacturer.   Mrs. Woinski's duties included
office management and personnel supervision.   From 1990 to 1992, Mrs.
Woinski was beverage manager of Waypointe, Inc., and served as beverage
manager of Treadway Inn Hotel from 1989 to 1991.   Her duties as
beverage manager included hiring staff, inventory and overseeing and filing report for the parent company.

Derek James.   Derek James is a director of Gaming Venture.   Mr. James
has been Corporate Controller of Casino Journal Publishing Group since 1995. Prior to that, Mr. James was the Controller at Silver Threads,
Ltd., a manufacturer of women's apparel.   Mr. James is from England
and graduated Lewisham & Eltham College in London in 1978 with an ACCA
- Association of Certified & Corporate Accountants.

Daniel F. Rindos.   Mr. Rindos is a director of Gaming Venture.   Mr.
Rindos was instrumental in the start up of the Subway sandwich chain in
Bridgeport in 1968-1971.    From 1971 thru 1981, Mr. Rindos owned and
operated the Full Of Baloney sandwich shop chain consisting of 13
similar type stores operating throughout Connecticut.   In 1981, Mr.
Rindos joined the family owned Bargain News, a statewide weekly
newsstand publication specializing in classified advertising.   For the
past 5 years, Mr. Rindos has been Vice President of Bargain News, LLC. In 1995, Mr. Rindos headed up the development and launch of the company's web site.

Mr. Rindos has been active in the start up and ongoing operations of several other businesses over the years including Gaming Venture, Stratford Type, VDM Associates, Bacut Associates, Communication
Management Services, and Net Advisors, LLC, to name a few.   Mr. Rindos
primarily provided initial support in areas such as marketing, communications. In the case of GVC, he assisted us in the original distribution of our newsletters. All have been successful and many are
still operating profitably today.   Also, Mr. Rindos has always been
active in the local, statewide and National Republican Party, serving several terms as National Committeeman, and Regional vice-Chairman of the YGOP during his 20's and early 30's. He recently has been working with the international FAPIA trade organization, a group of 85 classified ad publishing companies from over 35 countries. He is currently exploring ways to help the member publishers pool their data into an international classified ad database system for world wide exposure of their content. He recently visited Moscow, Amsterdam, and Vancouver and will be visiting Vienna and Dublin in 2003 on behalf of the organization. Mr. Rindos operates out of the family publishing headquarters located in Trumbull, Connecticut and current lives in Milford, Connecticut.

Mr. Rindos attended the University of Bridgeport for two years and the New York Institute of Technology for 2 years majoring in engineering and physics with a business minor.

Item 6.   Executive Compensation.   In April of 1998, Casino Journal
entered into five-year employment contracts with Mr. Woinski in which he will serve as an officer. His annual base salary ranged from $190,000 to $260,000 and he was be entitled to increases of 10% in the second through fifth year. Under the agreement, he also received additional unspecified bonuses. Such bonuses were determined by the members of the Board of Directors who took into account the individual
performances in making such determination.   He will be subject to a
one-year covenant-not-to-compete with Casino Journal that begins at the
end of the term of such agreements.    Mr. Woinski was paid $246,400
and $199,000 for the years ended December 31, 2002 and 2001, respectively, as an officer of Casino Journal and Gaming Venture.

Mrs. Woinski was paid $45,879 and $22,750 for the years ended December 31, 2002 and 2001, respectively, as an officer of Gaming Venture.

Except as discussed above, none of the other officers and/or directors receive any compensation for their services and there are not plans to
pay any such compensation in the near future.    All officers and
directors are, however, reimbursed for expenses incurred on behalf of Gaming Venture. The Board of Directors expects to negotiate an employment contract with Mr. Woinski shortly.

Gaming Venture presently and pays health insurance offered to employees. Gaming Venture presently has no other pension, health, stock option, annuity, bonus, insurance, profit-sharing or other similar benefit plans; however, Gaming Venture may adopt such plans in the future. There are presently no personal benefits available for directors, officers or employees of Gaming Venture.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Gaming Venture rents an office facility from Lucky Management Corp., a company considered controlled by Alan Woinski, an officer and director pursuant to a five-year lease which began on January 1, 2001. Mr.
Woinski is a majority shareholder in Lucky Management Corp.   Total
related party rent expense was $24,412 and $22,042 for the years ended December 31, 2002 and 2001, respectively.

Approximate future minimum lease payments at December 31, 2002 under this lease with a related party are as follows:

Year Ending
December 31,
-------------
2003                      $24,000
2004                       24,000
2005                       24,000
                          -------
                          $72,000
                          =======

Due from Affiliate represents the intercompany balances between Gaming
Venture Corp. and Casino Journal Publishing Group.   The Intercompany
balances will be eliminated with the completion of the spinoff.

Subsequent to the spin-off, Mr. Woinski will remain as a consultant to Casino Journal for a period of three years and will be paid $80,000 the first year, $60,000 the second year and $40,000 the third year.

ITEM 8.  DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of Gaming Venture's Certificate of Incorporation and Bylaws, as amended. - - -

Common Shares. Gaming Venture's articles of incorporation authorize it to issue up to 50,000,000 common shares, $.001 par value per common share. - - -

Liquidation Rights.   Upon liquidation or dissolution, each outstanding
common share will be entitled to share equally in the assets of Gaming Venture legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the board of directors to declare dividends out of any funds legally available therefore. Gaming Venture has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The board of directors initially may follow a policy of retaining earnings, if any, to finance the future growth of
Gaming Venture.   Accordingly, future dividends, if any, will depend
upon, among other considerations, Gaming Venture's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of common shares of Gaming Venture are
entitled to voting rights of one hundred percent. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional common shares in the event of a subsequent offering.

Our bylaws allow action to be taken by written consent rather than at a meeting of stockholders with the consent of the holders of a majority of shares entitled to vote.

Transfer Agent. Florida Atlantic Stock Transfer, Inc. acts as Gaming Venture's transfer agent.

                           PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information.   Gaming Venture's common stock is not included in
the pink sheets or in the OTC Bulletin Board maintained by the NASD. Gaming Venture plans to apply the OTC Bulletin Board and to be listed on the BBX.

The BBX will be a new listed market for small companies that will
eventually replace the OTC Bulletin Board.   BBX companies will have to
meet many of the corporate governance requirements required of NASDAQ-listed companies, but there will be no financial requirements for
listing.   That is, BBX companies will not have to meet minimum share
price, market capitalization, or shareholder equity requirements.   The
BBX is scheduled to launch in the fourth quarter of 2003, pending approval by the Securities and Exchange Commission.

The BBX would impose public interest standards, public float of 200,000 shares, 100 round-lot shareholders and corporate governance standards.
We intend to meet all applicable standards.   If we fail to meet the
new BBX listing requirements, our common shares will be included in the pink sheets.

There is no public trading market for Gaming Venture Corp.'s common stock and that there is no guarantee any trading market will develop.

Holders.   The sole shareholder of record of Gaming Venture's common
stock, as of December 31, 2002 was Casino Journal Publishing Group,
Inc.   Following completion of the spin-off, the approximate number of record holders of Gaming Venture Corp. will be 168.

Dividends.   Holders of Gaming Venture's common stock are entitled to
receive such dividends as may be declared by its board of directors after the spin-off has been completed.

ITEM 2.  LEGAL PROCEEDINGS

Gaming Venture is not a party to any legal proceedings nor is Gaming Venture aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During Gaming Venture 's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with Gaming Venture's principal independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. Gaming Venture shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of Gaming Venture, or served any other enterprise as director, officer or employee at the request of Gaming Venture. The board of directors, in its discretion, shall have the power on behalf of Gaming Venture to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of Gaming Venture.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Gaming Venture, Gaming Venture has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Gaming Venture of expenses incurred or paid by a director, officer or controlling person of Gaming Venture in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, Gaming Venture will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.


PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Independent Auditor's Report dated January 30, 2003
Balance Sheets - December 31, 2002 and 2001
Statement of Operations for the years ended December 31, 2002 and 2001 Statement of Comprehensive Loss for the years ended December 31, 2002 and 2001
Statement of Changes In Stockholders' Equity for the years ended December 31, 2002 and 2001
Statement of Cash Flows for the Years Ended December 31, 2002 and 2001 Notes to Financial Statements

Unaudited Pro Forma Financial Statements
Unaudited Pro Forma Balance Sheet - December 31, 2002
Unaudited Pro Forma Statement of Operations for the year ended December
31, 2002

FRIEDMAN ALPREN & GREEN LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS-

1700 BROADWAY
NEW YORK, NY 10019
212-842-7000
FAX 212-842-7001
www.nyccpas.com


INDEPENDENT AUDITORS' REPORT
----------------------------


TO THE SHAREHOLDERS OF GAMING VENTURE CORP., U.S.A.


     We have audited the accompanying balance sheet of GAMING VENTURE CORP., U.S.A. as of December 31, 2002 and 2001, and the related statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GAMING VENTURE CORP., U.S.A. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



New York, New York
January 30, 2003

                      GAMING VENTURE CORP., U.S.A.
                             BALANCE SHEET
                     DECEMBER 31, 2002 AND 2001

                               ASSETS
                               ------

                                                 2002          2001
                                             ----------    ----------
Current assets
  Cash                                       $  431,745    $  329,428
  Accounts receivable                             7,310        10,885
  Investment in marketable securities           126,670        87,406
                                              ---------     ---------

     Total current assets                       565,725       427,719

Property and equipment - at cost, less
   accumulated depreciation                      16,312        25,289

Due from affiliates                              49,321       208,908
                                             ----------    ----------
                                             $  631,358    $  661,916
                                             ==========    ==========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
                  ------------------------------------

Current liabilities
  Accounts payable and accrued expenses      $        -    $      125
  Deferred revenues                              66,040        59,678
                                             ----------    ----------
     Total current liabilities                   66,040        59,803
                                             ----------    ----------
Shareholders' equity
  Common stock, $.001 par value; 50,000,000
   shares authorized, 2,187,142 shares issued
   and outstanding                                2,187         2,187
  Additional paid-in capital                  1,328,372     1,328,372
  Accumulated unrealized loss on investments   (206,183)     (334,769)
  Accumulated deficit                          (559,058)     (393,677)
                                             ----------    ----------
                                                565,318       602,113
                                             ----------    ----------
                                             $  631,358    $  661,916
                                             ==========    ==========


The accompanying notes are an integral part of these financial statements.

                      GAMING VENTURE CORP., U.S.A.
                     STATEMENT OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                 2002          2001
                                             ----------    ----------
Revenues
  Subscriptions                              $  162,620    $  184,941
  Consulting                                     49,100        54,200
  Other                                           2,349           420
                                             ----------    ----------
     Total revenues                             214,069       239,561

Costs of revenues                               136,762       128,307
                                             ----------    ----------
     Gross profit                                77,307       111,254

General and administrative expenses             331,507       382,925
                                             ----------    ----------
                                               (254,200)     (271,671)
                                             ==========    ==========


Other income (expense)
  Permanent decline in value of marketable
   Securities                                         -      (882,500)
  Realized gain (loss) on marketable securities  85,670       (44,840)
  Other                                           3,149         6,818
                                             ----------    ----------

                                                 88,819      (920,522)
     Net loss                                $ (165,381)  $(1,192,193)
                                             ----------    ----------

Basic and diluted loss per share             $    (0.08)   $    (0.55)
                                             ----------    ----------
Shares used in calculation of loss
  per share                                   2,187,000     2,187,000
                                             ==========    ==========




The accompanying notes are an integral part of these financial statements.

                      GAMING VENTURE CORP., U.S.A.
                     STATEMENT OF COMPREHENSIVE LOSS
                 YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                 2002          2001
                                             ----------    ----------
Net loss                                     $ (165,381)  $(1,192,193)
                                             ----------    ----------

Reclassification adjustments for losses
  On investments included in net loss            89,322       130,468

Unrealized gain (loss) on investments            39,264      (350,862)
                                             ----------    ----------

Other comprehensive income (loss)               128,586      (220,394)
                                             ----------    ----------

     Comprehensive loss                      $ (36,795)   $(1,412,587)
                                             ==========    ==========







The accompanying notes are an integral part of these financial statements.

                      GAMING VENTURE CORP., U.S.A.
             STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
               YEARS ENDED DECEMBER 31, 2002 AND 2001

                                       Additional    Accumulated     Retained
                        Common Stock     Paid-in   Unrealized Loss  Earnings/
                      Shares   Amount   Capital    on Investments   (Deficit)
                      ------   ------  ----------  ---------------  ---------
Balance,
January 1, 2001     2,187,142  $2,187  $1,328,372     $(114,375)  $  798,516

Net loss                    -       -           -             -   (1,192,193)

Reclassification
 adjustment for
 losses on investments
 included in net loss       -       -           -       130,468           -

Unrealized loss
 on investments             -       -           -      (350,862)           -
                    ---------  ------  ----------     ---------   ----------
Balance,
December 31, 2001   2,187,142   2,187   1,328,372      (334,769)    (393,677)

Net loss                    -       -           -             -     (165,381)

Reclassification
 adjustment for losses
 on investments included
 in net loss                -       -           -        89,322           -

Unrealized gain on
 Investments                -       -           -        39,264            -
                    ---------  ------  ----------     ---------   ----------
Balance,
 December 31, 2002- 2,187,142  $2,187  $1,328,372     $(206,183)  $ (559,058)
                    =========  ======  ==========     ==========  ==========




The accompanying notes are an integral part of these financial statements.

                      GAMING VENTURE CORP., U.S.A.
                       STATEMENT OF CASH FLOWS
                YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                 2002          2001
                                             ----------    ----------
<s>                                            <c>              <c
Cash flows from operating activities
  Net loss                                   $ (165,381)  $(1,192,193)
  Adjustments to reconcile net loss
   to net cash used in operating activities
    Loss (gain) on sale of securities           (85,670)       44,840
    Depreciation                                 12,198        11,409
    Permanent decline in value of marketable
     securities                                       -       882,500
    Noncash adjustment to marketable securities  36,282        85,628
    Changes in assets and liabilities
      Accounts receivable                         3,575         5,855
      Prepaid expenses                                -       (22,649)
      Accounts payable and accrued expenses        (125)      (15,375)
      Deferred revenues                           6,362       (13,794)
                                             ----------    ----------

     Net cash used in operating activities     (192,759)     (213,779)
                                             ----------    ----------

Cash flows from investing activities
  Additions to property and equipment            (3,221)       (7,722)
  Proceeds from sale of marketable securities   138,710        65,562
  Due from affiliates                           159,587       215,448
                                             ----------    ----------

     Net cash provided by investing activities  295,076       273,288
                                             ----------    ----------

Net increase in cash                            102,317        59,509

Cash, beginning of year                         329,428       269,919
                                             ----------    ----------

Cash, end of year                            $  431,745   $   329,428
                                             ==========    ==========

Supplemental cash flow disclosures
  State franchise tax                        $      908    $    1,466
                                             ==========    ==========


The accompanying notes are an integral part of these financial statements.

GAMING VENTURE CORP., U.S.A.

NOTES TO FINANCIAL STATEMENTS

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     Gaming Venture Corp., U.S.A. was incorporated on June 1, 1995 in the State of Nevada. The operations and objectives of the Company are to provide various types of gaming reports and newsletters regarding the gaming and hospitality industries. The Company also provides consulting and advisory services to the gaming and hospitality industries.

     On April 3, 1998, Casino Journal Publishing Group, Inc. ("CJPG") and its combined affiliates merged with Gaming Venture Corp., U.S.A. ("Gaming" or the "Company"), a Nevada corporation. CJPG and its combined affiliates became wholly owned subsidiaries of Gaming, the legal acquiror. As the shareholders of CJPG and its combined affiliates acquired 65% of Gaming's outstanding voting shares, the merger was accounted for as a reverse acquisition of Gaming by CJPG, the accounting acquiror in the transaction. Simultaneous with the acquisition, Gaming changed its name to CJPG.

     On January 3, 2003, the Board of Directors of CJPG approved the spin-off of one of its subsidiaries, Gaming Venture Corp., U.S.A., as a separate company. The shareholders of CJPG will receive 1 share of Gaming for every 3 shares of CJPG owned as of the record date. Gaming reimbursed CJPG for its payroll and related taxes. Gaming and CJPG share no common expenses except salaries and payroll taxes. These expenses are allocated based on time spent on each entity. Management believes this allocation method is reasonable. CJPG reimburses Gaming for its share of these expenses. The accompanying balance sheets as of December 31, 2002 and 2001, and the statements of operations and changes in stockholders' equity for the years ended 2002 and 2001 were retroactively adjusted to reflect the spin-off as if it had occurred as of January 1, 2001. The Company increased the number of outstanding Gaming shares from 1,664,000 to 2,187,142 and adjusted the par value of common stock and additional paid-in capital by $523 as a result of the increased shares. The Company also adjusted the shares used in calculation of loss per share from 1,664,000 to 2,187,142 for both years ended 2002 and 2001 and the basic and diluted loss per share from $(.10) and $(.72) to $(.08) and $(.55), respectively, for the years ended December 31, 2002 and 2001.

     As shown in the accompanying financial statements, the Company has incurred accumulated losses of $559,058 through December 31, 2002. It also has annual operating costs of approximately $467,000 to $500,000 and no significant sources of revenues to mitigate these operating losses. Gaming plans to increase revenues by increased newsletter sales, new newsletters catered to different hospitality industries such as restaurants and timeshare, and additional regional newsletters for

GAMING VENTURE CORP., U.S.A.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organization (Continued)

the lodging industry. Historically, the Company launched a new publication every two years, resulting in a 20% increase in revenue. The last new publication launched was the Daily Lodging Report - Asia Pacific in February 2000.

     Gaming also plans to expand the consulting business to the lodging industry along with expansion of gaming clients. Management is in discussions with other hotel consulting companies to partner up with them on contracts. The Company would provide investor communication services to the hotel companies and assist on financial consulting and would split the retainer fee with the other consulting firms.

Use of Estimates

     Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Revenue Recognition

     Subscription revenues are recognized in income as issues of newsletters are delivered to the subscribers. Consulting revenues are recognized as income upon the completion of services. The unearned portion of paid newsletter subscriptions and consulting revenues is deferred until newsletters are delivered to subscribers and consulting services are rendered. Gaming occasionally receives marketable securities in exchange for consulting services. These transactions are valued at the market price quoted on the applicable securities exchange on the date consulting contracts are signed. The Company retains the title and all the rights of the securities received and is not required to return the securities according to the consulting contracts.

Advertising

     Advertising costs generally are expensed as incurred. Promotion and advertising were $-0- and $17,695, respectively, for the years ended December 31, 2002 and 2001.

Property and Equipment

     Property and equipment are carried at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

GAMING VENTURE CORP., U.S.A.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk

     At December 31, 2002, the Company maintained cash balances in banks and brokerage firms. Balances are insured for up to $100,000 by the Federal Deposit Insurance Corporation and are also insured for up to $500,000 by Securities Investor Protection Corporation. At times, balances may exceed such insurance limits. The Company believes it mitigates its risk by banking with major financial institutions.

Fair Value of Financial Instruments

     The fair values of the due from affiliates cannot be reasonably determined because there is no market for such instruments.

Investment in Available-for-Sale Securities

     Investments, consisting of marketable equity securities, are classified as available-for-sale securities and are carried at fair value. Unrealized gains and losses are reported as a separate component of stockholders' equity, net of applicable income taxes. For the year ended December 31, 2001, the Company recorded a loss on equity investments of $882,500 as a result of declines in value deemed to be other than temporary. This loss was recognized due to the reorganization of investee companies and reverse-split of an investee company during 2001. The Company disposed of these investments during the first quarter of 2002 for a nominal amount. The Company calculates its gains (losses) on the sale of marketable securities on a first-in, first-out basis. Net unrealized gains at December 31, 2002 were $39,624. Net unrealized losses at December 31, 2001 were $350,862. These unrealized gains and losses are presented as other comprehensive income (loss) and as a component of shareholders' equity.

Comprehensive Income (Loss)

     Comprehensive income (loss) is the total of (1) net income (loss) plus (2) all other changes in net assets arising from nonowner sources, which are referred to as other comprehensive income (loss). Other comprehensive income (loss) consists of net unrealized (gains) losses from marketable securities and reclassification adjustments for reflecting the recognition of previously unrealized losses. The Company has presented a separate statement of comprehensive loss.

GAMING VENTURE CORP., U.S.A.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

     The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

     The Company files a consolidated Federal income tax return with its parent, Casino Journal Publishing Group, Inc. For financial statement purposes, the Company and its parent have agreed that all tax or tax benefits resulting from filing a consolidated income tax return would either benefit or be borne by CJPG. The Company is the taxpayer for tax filing purposes.

Per Share Data

     Basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted income per share is computed by dividing the net income by the weighted average number of shares of common stock, stock warrants and options outstanding during the year. The Company had no stock warrants and options outstanding at December 31, 2002 and 2001.

Segment Reporting

     The Company applies Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements and requires restatement of prior year information. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The application of SFAS No. 131 did not affect results of operations or financial position but did affect the disclosure of segment information, as presented in Note 5.

GAMING VENTURE CORP., U.S.A.

NOTES TO FINANCIAL STATEMENTS

2 - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                               2002         2001
                                             -------      -------
          Equipment                          $61,038      $57,817
          Furniture and fixtures               2,283        2,283
                                             -------      -------
                                              63,321       60,100
          Less - Accumulated depreciation     47,009       34,811
                                             -------      -------
                                             $16,312      $25,289
                                             =======      =======

     Depreciation on property and equipment was $12,198 and $11,409 for the years ended December 31, 2002 and 2001, respectively.



3 - INCOME TAXES AND DEFERRED INCOME TAXES

          At December 31, 2002, the Company had a net operating loss carryforward of approximately $165,000 available to reduce its future Federal taxable income if any, through 2022.

4 - RELATED PARTY TRANSACTIONS

     The Company rents an office facility from its officer pursuant to
a five-year lease which began on January 1, 2001.    Total related
party rent expense was $24,412 and $22,042 for the years ended December 31, 2002 and 2001, respectively.

     Approximate future minimum lease payments at December 31, 2002 under this lease are as follows:

               Year Ending
               December 31,
              --------------
                   2003                   $ 24,000
                   2004                     24,000
                   2005                     24,000
                                          --------
                                          $ 72,000
                                          ========

   Amounts due from affiliates represent loans and advances to the affiliated companies and are non-interest-bearing.

GAMING VENTURE CORP., U.S.A.

NOTES TO FINANCIAL STATEMENTS

5 - REPORTABLE SEGMENTS

     The Company has two reportable segments, newsletter and gaming subscriptions and consulting services. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as presented in Note 1. All revenues generated in the segments are external. For the years ended December 31, 2002 and 2001, the total reportable segment information is as follows:

                         Newsletter
                         and Gaming   Consulting  Corporate/  Total As
                       Subscriptions   Services     Other     Reported
                        ------------  ----------  ----------  --------
   For the year ended December 31, 2001:

 Reportable segments
  External revenues        $184,941     $54,200       $420    $239,561
  Depreciation and
    amortization              8,815       2,594          -      11,409
  Operating loss           (253,993)    (17,678)         -    (271,671)
  Assets                     10,885       5,749    645,282     661,916
  Capital expenditures        6,013       1,759          -       7,772

   For the year ended December 31, 2002:

 Reportable segments
  External revenues        $162,620     $49,100     $2,349    $214,069
  Depreciation and
   Amortization               9,369       2,829          -      12,198
  Operating loss           (205,558)    (48,642)         -    (254,200)
  Assets                   	7,310       3,783    620,265     631,358
  Capital expenditures        2,474         747          -       3,221

Products and Services Revenues

     The table below presents external revenues for groups of similar products and services for the years ended December 31, 2002 and 2001.

                                                  2002         2001
                                                --------      ------
          Newsletter and gaming subscriptions   $162,620    $184,941
          Consulting                              49,100      54,200
          Other                                    2,349         420
                                                --------    --------
                                                $214,069    $239,561
                                                ========    ========

     Both segments of the Company are operating in and have derived their revenues in the United States.

                           GAMING VENTURE CORP., U.S.A.
                        UNAUDITED PRO FORMA BALANCE SHEET
                                 DECEMBER 31, 2002

                                     ASSETS

                                                Pro Forma    Pro Forma
                                   Historical  Adjustments  As Adjusted
                                   ----------   ----------  -----------
Current assets
 Cash                              $  431,745            -  $  431,745
 Accounts receivable                    7,310            -       7,310
 Investment in marketable securities  126,670            -     126,670
                                   ----------   ----------  ----------
    Total current assets              605,285            -     565,725

Property and equipment-at cost,less
  accumulated depreciation and
  amortization                         16,312            -      16,312

Due from affiliates                    49,321            -      49,321
                                   ----------   ----------  ----------
                                   $  631,358            -  $  631,358
                                   ==========   ==========  ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Deferred revenues                 $   66,040            -  $   66,040
                                   ----------   ----------  ----------

Shareholders' equity
  Common stock, $.001 par value;
  50,000,000 shares authorized,
  2,187,142 shares issued and
  outstanding                           2,187(1)         -       2,187
Additional paid-in capital          1,328,372(1)         -   1,328,372
Accumulated unrealized loss on
  investments                        (206,183)           -    (206,183)
   Accumulated deficit               (559,058)           -    (559,058)
                                   ----------   ----------  ----------
                                      565,318            -     565,318
                                   ----------   ----------  ----------
                                   $  631,358   $        -  $  631,358
                                   ==========   ==========  ==========

(1) On January 3, 2003, the Board of Directors of Casino Journal Publishing Group, Inc. ("CJPG"), authorized the spin-off of Gaming Venture Corp., U.S.A. ("Gaming"), a subsidiary of CJPG, as a separate company. CJPG shareholders will receive one share of Gaming for every three shares of CJPG owned as of the record date. The historical shareholders' equity section is presented as if the spin-off occurred as of December 31, 2002.

                           GAMING VENTURE CORP., U.S.A.
                 UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                                       Year Ended December 31, 2002
                                   ------------------------------------
                                                Pro Forma    Pro Forma
                                   Historical  Adjustments  As Adjusted
                                   ----------   ----------  -----------
Revenues
 Subscription                      $  162,620           -   $  162,620
 Consulting                            49,100           -       49,100
 Other                                  2,349           -        2,349
                                   ----------   ---------   ----------

     Total Revenues                   214,069           -      214,069

Costs of revenues                     136,762     (83,500)(1)   53,262
                                   ----------   ---------   ----------

     Gross profit                      77,307     (83,500)     160,807

General and administrative expenses   331,507     (83,500)(1)  248,007
                                   ----------   ---------   ----------

                                     (254,200)   (167,000)     (87,200)
                                   ----------   ---------   ----------
Other income (expense)
 Permanent decline in value of
  marketable securities                     -           -            -
 Realized gain on marketable
  securities                           85,670           -       85,670
 Other                                  3,149           -        3,149
                                   ----------   ---------   ----------

                                       88,819           -       88,819
                                   ----------   ---------   ----------

     Net Income (loss)             $ (165,381)  $(167,000)  $    1,619
                                   ----------   =========   ----------
Basic and diluted income(loss)
 per share                              (0.08)         (2)       0.001
                                   ----------               ----------
Shares used in calculation of
 income (loss) per share            2,187,142          (2)   2,187,142
                                   ==========               ==========

(1) Officers and office salaries will be reduced subsequent to the spin-off to reflect the reduced workload and lower salaries required by the new employment contracts between Gaming Venture Corp., U.S.A. and its employees. Prior to the spin-off, Gaming's employees provided services to both CJPG and Gaming. After the spin-off, the employees will only provide services to Gaming.
(2) The historical number of common shares used in computing loss per share has been retroactively adjusted as if the spin-off occurred as of December 31, 2002.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3) Charter and By-Laws

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1) Articles of Incorporation
(3.2) Bylaws
(10)  Lease
(99)  Certification pursuant to 18 U.S.C. Section 1350


                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Gaming Venture Corp., U.S.A.

Date:  April 4, 2003         /s/ Alan Woinski
                            ---------------------
                            By: Alan Woinski
                               President, Chief Executive Officer

               CERTIFICATIONS

I, Alan Woinski, certify that:

1.   I have reviewed the report being filed;

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by report;

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4. I and the other certifying officers are responsible for establishing and maintaining disclosure controls and procedures (as such term is defined in paragraph (c) of Section 13a-14. for the issuer and have:

(i) designed such disclosure controls and procedures to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the periodic reports are being prepared;

(ii) evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of report (the "Evaluation Date"); and

(iii) presented in the report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The other certifying officers and I have disclosed, based on our most recent evaluation, to the issuer's auditors and the audit committee of the board of directors (or persons performing the equivalent function):

(i) all significant deficiencies in the design or operation of internal controls which could adversely affect the issuer's ability to record, process, summarize and report financial data and have identified for the issuer's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

(6) The other certifying officers and I have indicated in the report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 3, 2003

/s/Alan Woinski
Alan Woinski
Chief Executive Officer
Chief Financial Officer